# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THE REAL BROKERAGE INC., CIK 0001862461
CUSIP: 75585H206
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-23-019795
Filed by CIK 0001436979

## Reporting persons
- Guy Gamzu: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 495,755; shared voting power 17,385,265; sole dispositive power 495,755; shared dispositive power 17,385,265; aggregate amount beneficially owned 17,881,020 (8.8% of the class)
  Comment: Rows 5 and 7 include 105,117 common shares and 390,638 stock options directly owned by Guy Gamzu.
  
  Rows 6 and 8 includes (i) 1,260,376 common shares jointly held by Guy Gamzu and his spouse, Yael Sophie Chorley Gamzu and (ii) 16,124,889 common shares indirectly owned through Cubit Investments Limited, a company in which Guy Gamzu and his spouse, Yael Sophie Chorley Gamzu, each own 50% equity.
  
  Row 9 includes (i) 105,117 common shares and 390,638 stock options directly owned by Guy Gamzu, (ii) 1,260,376 common shares jointly held by Guy Gamzu and his spouse, Yael Sophie Chorley Gamzu and (iii) 16,124,889 common shares indirectly owned through Cubit Investments Limited, a company in which Guy Gamzu and his spouse, Yael Sophie Chorley Gamzu, each own 50% equity.
  
  Row 11 is based upon 202,942,192 shares of the issuer's common shares outstanding as of December 31, 2024, together with the 390,638 common shares that Guy Gamzu has the right to obtain within 60 days of December 31, 2024, upon the exercise of 390,638 stock options.
- Yael Sophie Chorley Gamzu: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 17,385,265; sole dispositive power 0; shared dispositive power 17,385,265; aggregate amount beneficially owned 17,385,265 (8.6% of the class)
  Comment: Rows 6, 8 and 9 include (i) 1,260,376 common shares jointly held by Yael Sophie Chorley Gamzu and her spouse, Guy Gamzu and (ii) 16,124,889 common shares indirectly owned through Cubit Investments Limited, a company in which Guy Gamzu and his spouse, Yael Sophie Chorley Gamzu, each own 50% equity.
  
  Row 11 is based upon 202,942,192 shares of the issuer's common shares outstanding as of December 31, 2024.
- Cubit Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 16,124,889; sole dispositive power 0; shared dispositive power 16,124,889; aggregate amount beneficially owned 16,124,889 (8% of the class)
  Comment: Rows 6, 8 and 9 include 16,124,889 common shares registered in the name of Cubit Investments Limited, a company in which Guy Gamzu and his spouse, Yael Sophie Chorley Gamzu, each own 50% equity.
  
  Row 11 is based upon 202,942,192 shares of the issuer's common shares outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: THE REAL BROKERAGE INC.
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, FLORIDA 33131

## Item 2. Person Filing
Name of person filing:
Cubit Investments Limited, is a corporation formed under the laws of the state of Israel with a principal place of business at 54 Bezalel street, Ramat Gan, Israel.

Guy Gamzu is the Chief Executive Officer of Cubit Investments Limited, which he co-owns with his spouse, Yael Sophie Chorley Gamzu. Guy Gamzu's principal place of business is 54 Bezalel street, Ramat Gan, Israel.

Yael Sophie Chorley Gamzu.
Address of principal business office or, if none, residence:
The business address for each reporting person is:
54 Bezalel Street
Ramat Gan, Israel
Citizenship:
Guy Gamzu is an Israeli citizen.

Yael Sophie Chorley Gamzu is an Israeli citizen.

Cubit Investments Limited is a corporation formed under the laws of the state of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Guy Gamzu - The responses set forth in rows 5, 6, 7, 8 and 9 and the related "Comments" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Yael Sophie Chorley Gamzu - The responses set forth in rows 6, 8 and 9 and the related "Comments" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Cubit Investments Limited - The responses set forth in rows 6, 8 and 9 and the related "Comments" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.
Percent of class:
Guy Gamzu - The response set forth in row 11 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Yael Sophie Chorley Gamzu - The response set forth in row 11 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Cubit Investments Limited - The response set forth in row 11 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.
Sole power to vote or to direct the vote:
Guy Gamzu - The response set forth in row 5 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Yael Sophie Chorley Gamzu - The response set forth in row 5 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Cubit Investments Limited - The response set forth in row 5 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.
Shared power to vote or to direct the vote:
Guy Gamzu - The response set forth in row 6 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Yael Sophie Chorley Gamzu - The response set forth in row 6 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Cubit Investments Limited - The response set forth in row 6 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition:
Guy Gamzu - The response set forth in row 7 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Yael Sophie Chorley Gamzu - The response set forth in row 7 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Cubit Investments Limited - The response set forth in row 7 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition:
Guy Gamzu - The response set forth in row 8 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Yael Sophie Chorley Gamzu - The response set forth in row 8 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

Cubit Investments Limited - The response set forth in row 8 and the related "Comment" on the cover page to this Amendment No. 3 are incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Guy Gamzu: /s/ Guy Gamzu, Individual (01/30/2025)
- Yael Sophie Chorley Gamzu: /s/ Yael Sophie Chorley Gamzu, Individual (01/30/2025)
- Cubit Investments Limited: /s/ Guy Gamzu, Authorized Signatory (01/30/2025)